

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Chan Siu Hung
Chief Executive Officer
Scientist Home Future Health Limited
3/F, Mow Hing Industrial Building, 205 Wai Yip Street
Kwun Tong, Kowloon, Hong Kong

> **Re: Scientist Home Future Health Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 6, 2025**
> **File No. 333-283430**

Dear Chan Siu Hung:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 3 to Form S-1 filed March 6, 2025

Cover Page

1. Please revise your cover page to clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

2. We note your description on page 2 of how cash is transferred through your organization. Please revise to include your disclosure on the cover page. In your revised disclosure on the cover page and in the prospectus summary, please clearly state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, the direction of transfer, and quantify the amounts, as applicable. Provide a cross-reference to the

consolidated financial statements.

3.   We note your disclosure on the cover page that you are not a Chinese operating company but a Nevada corporation with operations conducted by your wholly owned subsidiary in Hong Kong. Please revise to provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

Prospectus Summary, page 2

4.   In your Prospectus Summary, please provide a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5.   Please revise your disclosure in the Prospectus Summary to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We refer to your disclosure on page 7.

Risk Factors
Our Officer and Director lacks experience in the reporting and disclosure obligations of publicly-traded companies., page 6

6.   We re-issue our prior comment 2. In your response letter, please address the following:
   • Tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing

       financial statements prepared in accordance with U.S. GAAP.
- Provide us with separate comprehensive discussions of the services provided by your auditor and any additional third parties.

Description of Business
Future Plans, page 16

7.   We note your revised disclosure in response to our prior comment 10. Please revise to provide greater detail relating to each of your Scientist Home Blood Sugar Study and Scientist Home Vascular Study products. By way of example only, please discuss the mechanisms of action, timeline of development, any regulatory requirements and/or approvals, including the applicable jurisdiction, as applicable. We also note your revised disclosure that "[you] are planning to obtain the distribution rights for new products offered by our supplier following this offering" and that you "have not entered into any formal discussions with the supplier regarding new products." Please revise your statement to state that there is no guarantee such an agreement will be entered into between you and your supplier regarding Scientist Home Blood Sugar Study and Scientist Home Vascular Study.

General

8.   To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

      Please contact Julie Sherman at 202-551-3640 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: Mont E. Tanner